Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a description of each class of securities of Silver Bull Resources, Inc. (“Silver Bull” or the “Company”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete. For a complete description of the terms and provisions of such securities, refer to the Company’s articles of incorporation and the Company’s bylaws, which are incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2021 and Exhibit 3.1.2 to the Company’s Annual Report on Form 10-K filed with the SEC on January 14, 2011, respectively. This summary is qualified in its entirety by reference to these documents.

Common Stock

Silver Bull’s articles of incorporation authorize Silver Bull to issue 150,000,000 shares of common stock, $0.01 par value per share. As of March 16, 2022, 35,055,652 shares of Silver Bull common stock were issued and outstanding. The rights of the holders of Silver Bull common stock are governed by Chapter 78 of the Nevada Revised Statutes, Silver Bull’s articles of incorporation and Silver Bull’s bylaws.

Dividend Rights

Holders of Silver Bull common stock will be entitled to receive dividends when, as and if declared by the Company’s board of directors, and out of funds legally available for their payment. At the present time, the Company does not anticipate paying dividends, cash or otherwise, on Silver Bull common stock in the foreseeable future. Future dividends will depend on the Company’s earnings, if any, the Company’s financial requirements and other factors.

Redemption Rights

Silver Bull common stock is not redeemable or convertible.

Voting Rights

Each holder of Silver Bull common stock is entitled to one vote per share, and all voting rights are vested in the holders of shares of Silver Bull common stock. Holders of shares of common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Election of Directors

The Company’s directors are elected by a majority vote in a meeting at which a quorum is present. A director candidate that receives a majority of the votes in favor of such candidate will be elected to serve on the Company’s board of directors.

In February 2016, the Company’s board of directors adopted a majority voting policy stipulating that stockholders shall be entitled to vote in favor of, or withhold from voting for, each individual director nominee at a stockholders’ meeting. If the number of shares “withheld” for any nominee exceeds the number of shares voted “for” such nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the board. The Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the board of directors concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain stockholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the board would be in the best interests of the Company. The board of directors must take formal action on the Corporate Governance and Nominating Committee’s recommendation within 90 days and announce its decision by a press release. According to the majority voting policy, the affected director cannot participate in the deliberations of the Corporate Governance and Nominating Committee or the board of directors regarding his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

Liquidation Rights

In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, the holders of Silver Bull common stock will be entitled to share equally in any of Silver Bull’s assets available for distribution after the payment in full of all debts and distributions.

No Preemptive or Similar Rights

Under Nevada law, a stockholder of a corporation does not have a preemptive right to acquire the corporation’s unissued shares unless there is a provision to the contrary in the articles of incorporation. The Company’s articles of incorporation do not provide the Company’s stockholders with any preemptive or similar rights.

Transfer Agent

The transfer agent and registrar for Silver Bull common stock is Olympia Trust Company, located at 925 West Georgia Street, Suite 1900, Vancouver, British Columbia V6C 3L2, Canada.

Warrants

As of March 16, 2022, the Company had issued and outstanding warrants to purchase 1,971,289 shares at $0.59 per share, exercisable on October 27, 2020 and expiring on October 27, 2025. In accordance with the terms of the Separation and Distribution Agreement between Silver Bull and Arras, the Company will receive $0.34 of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Arras.

The number of shares of Silver Bull common stock to be received upon the exercise of each warrant may be adjusted from time to time upon the occurrence of certain events, including but not limited to (i) a declaration of a dividend or other distribution in respect of Silver Bull common stock; (ii) a subdivision, redivision or change to the outstanding shares of Silver Bull common stock into a greater number of shares of Silver Bull common stock; (iii) a reduction, combination or consolidation of Silver Bull common stock into a lesser number of shares of Silver Bull common stock; (iv) a rights offering to subscribe for or purchase Silver Bull common stock or securities convertible into or exchangeable for Silver Bull common stock; and (v) a reorganization, reclassification, consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or entity, or a sale, lease, exchange or transfer of substantially all of the undertaking of assets of the Company, or similar event.

Anti-Takeover Provisions in the Company’s Articles of Incorporation and Bylaws

The Company’s articles of incorporation and bylaws also contain provisions that the Company describes in the following paragraphs, which may delay, defer, discourage, or prevent a change in control of the Company, the removal of the Company’s existing management or directors, or an offer by a potential acquirer to the Company’s stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders’ shares.

Among other things, Silver Bull’s articles of incorporation and bylaws:

•	provide that vacancies on the board of directors may be filled by the vote of a two-thirds (2/3) majority of the directors then in office or in the case of a vacancy by resignation or death, by the majority of directors then in office;
•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not less than 120 days prior to the first anniversary of the prior year’s annual meeting (or, in the case of a special meeting, a reasonable time before the Company begins to print and send its proxy materials). The Company’s bylaws specify the information that must be included in a stockholder’s notice. These requirements may prevent stockholders from bringing matters before the stockholders at an annual or special meeting;
•	provide that stockholders may not act by written consent in lieu of a meeting;
•	provide that stockholders are not permitted to call special meetings of stockholders. Only the board of directors, by a two-thirds (2/3) majority vote, and the Company’s president are permitted to call a special meeting of stockholders; and
•	provide that the Company’s board of directors, by a two-thirds (2/3) majority vote, may amend or repeal the Company’s bylaws without further stockholder approval unless otherwise required by law, and provide that a stockholder amendment to the bylaws requires a favorable vote of sixty-six and two-thirds percent (66 2/3%) of the Company’s outstanding voting shares then entitled to vote at an election of directors.